Exhibit 99.5

PATAGONIA GOLD 2021 FINANCIAL RESULTS

April 28, 2022 Vancouver, BC. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) announces its audited results for the financial year ended December 31, 2021 (“YE 2021”). The audited consolidated financial statements for YE 2021, together with the related management’s discussion and analysis, are available on the Company’s website and under the Company’s profile on SEDAR at www.sedar.com.

Highlights

●	Generated revenue of US$18.1 million and gross profit of US$4.5 million in YE 2021.
●	Produced 9,336 gold equivalent ounces (1) and sold 10,007 gold equivalent ounces (1).
●	Closed Can$9.3 million financing for exploration and development of precious metals projects in Argentina.
●	Started a 3,500 meters drill program at Tornado/Huracan in the province of Santa Cruz, Argentina.
●	Completed 675 shallow, exploratory drill holes totaling 15,286 meters at the Monte Leon area, also in Santa Cruz.
●	Received definitive environmental permit for the development of the Cap-Oeste project.
●	Completed 901.5 kilometers of ground magnetics, geophysical surveying and 156 shallow, exploratory drill holes totaling 1,708 meters at the Calcatreu project located in Rio Negro Province, Argentina.
●	Spent US $4.6 million for the exploration of key projects in Argentina.

(1) Consisting of 6,562 gold and 198,989 silver ounces of production and 7,062 gold and 215,541 silver ounces sold, converted to a gold equivalent using a ratio of the average spot market price for the commodities each period. The ratio for year ended December 31, 2021 was 73.03:1 (2020 – 85.99:1).

Christopher van Tienhoven, CEO stated: “Despite ongoing difficulties as a result of the global pandemic, the Company continued gold and silver production and advanced work on its key exploration projects. The drilling at Monte Leon, 10 kms southeast of Cap-Oeste, has identified a potential new source of near-surface, oxidized mineralization, which our initial tests suggest may be amenable to processing on the Cap-Oeste leach pad. New exploration and engineering work is planned to define the lateral and depth extent of Monte Leon mineralization and to permit the estimation of maiden mineral resources for this exciting mineral prospect”.

Qualified Person’s Statement

Donald J. Birak, an independent, consulting geologist and Registered Member of SME and Fellow of AusIMM, is the qualified person as defined by National Instrument 43-101, has reviewed and approved the scientific and technical content of this news release.

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About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project. Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 420 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

For more information, please contact:

Dean Stuart

T: 403 617 7609

E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer

Patagonia Gold Corp

T: +54 11 5278 6950

E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to, among other things, the anticipated increase in interest in the Argentina mining sector, advancement and development of gold and silver projects in the Patagonia region of Argentina, the anticipated growth in shareholder value, future processing on the Cap-Oeste leach pad and potential for expansion at Monte Leon. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.